Exhibit 5

POLICIES & PROCEDURES FOR THE PRE-APPROVAL OF SERVICES
PERFORMED BY THE EXTERNAL AUDITORS

1.	Objective

The objective of these Policies & Procedures is to ensure that the independence of the External Auditors is not compromised through engaging them for non-audit services. Consequently, these Policies and Procedures:

•	Specify the methods by which the Audit Committee may pre-approve the provision of audit services by any registered public accounting firm to the Bank and its subsidiaries;

•	Specify the methods by which the Audit Committee may pre-approve the provision of audit-related, tax and other non-audit services to the Bank and its subsidiaries by the Bank’s External Auditors and their affiliates, such that it does not impair the independence of the External Auditors; and

•	Ensure that the Audit Committee’s responsibilities under applicable law are not delegated to management.

2.	Required Pre-Approval Policies and Procedures

•	The Audit Committee shall pre-approve:

o	Audit services

—	All engagements of the External Auditors.

—	All engagements of any other registered public accounting firm.

o	Audit-related, tax and other non-audit services

—	All engagements of the External Auditors.

—	Note: Pre-approval is not required for audit-related, tax and other non-audit services provided by any other registered public accounting firm.

•	The pre-approval is evidenced by the approval of this Policy by the Audit Committee.

•	These pre-approval policies and procedures are effective for:

—	The Bank.

—	Subsidiaries of the Bank. For the purposes of these Policies and Procedures, the term “subsidiary” shall be defined as (a) any entity consolidated with the Bank, excluding variable interest entities; or (b) any entity of which the Bank has control in fact.

—	Temporary investments held by the Bank or its subsidiaries that would otherwise be consolidated.

The Audit Committee will not, as a general rule, pre-approve a service more than one year prior to the time at which it is anticipated that the External Auditors will be engaged to provide the service.

These Policies and Procedures do not represent, and should not be interpreted as, a delegation of the Audit Committee’s responsibilities to management.

2.1	Pre-approved services

•	The attached Appendix 1 contains a list of specific audit, audit-related, tax and other non-audit services that are consistent with the independence requirements for auditors contained in the Sarbanes-Oxley Act and Canadian independence standards for auditors.

•	Accordingly, services described in Appendix 1 are to be considered pre-approved by the Audit Committee and management may engage any registered public accounting firm for audit services, or the External Auditors for specific engagements that are within the list of the pre-approved services contained in Appendix 1. It is the responsibility of management to ensure that a particular service is covered by the pre-approved range of services, having received acknowledgement from the External Auditors that the services are within the list of the pre-approved services. If it is not clear to management whether a service is in the pre-approved list, then specific pre-approval must be obtained.

2.2	Specific approval requirements for audit, audit-related, tax and other non-audit services not included in the list of pre-approved services

•	To the extent that the proposed service to be provided by the External Auditors is not contained in the listing of pre-approved services, the Audit Committee must specifically pre-approve (i.e., either directly or through delegated authority as provided below) the service before the External Auditors are engaged to provide such service as follows:

—	The Audit Committee may designate one or more of its members who are “independent” (“Audit Committee designate”), within the meanings of applicable law and the rules or policies of a securities commission having jurisdiction, to pre-approve any audit, audit-related, tax, or other non-audit services to be provided by the External Auditors, where the expected fees are up to $500,000 per engagement.

—	The Audit Committee must specifically pre-approve all audit, audit-related, tax and other non-audit services with expected fees in excess of $500,000 per engagement.

3.	Engagement Letter

All services to be provided by the External Auditors shall be provided pursuant to an engagement letter that satisfies the following requirements.

•	Be in writing and signed by the External Auditor or one of its authorized representatives;

•	Set forth the particular services to be provided by the External Auditor;

•	Set forth the period in which the services will be provided;

•	Set forth the estimated total fees and expenses to be paid to the External Auditor for the service; and

•	Include a confirmation by the External Auditor that such services are not within a category of services, the provision of which would impair the auditor’s independence under applicable law, Canadian and U.S. generally accepted auditing standards, and these Policies and Procedures.

The Unit of the Bank that engages the External Auditors must obtain the engagement letter before commencing the engagement and retain the engagement letter on file.

4.	Prohibited Services

Under current rules, the External Auditors are prohibited from providing certain non-audit services. The overarching principles upon which these rules are based are that the auditor cannot (1) audit his or her own work; (2) function in the role of management; or (3) serve in an advocacy role for the Bank.

A member of the External Auditors’ firms or a network firm shall not make management decisions or perform management functions for the Bank or any related entity of the Bank. Activities that would constitute a management decision or function include:

a)	authorizing, approving, executing or consummating a transaction;

b)	having or exercising authority on behalf of the Bank;

c)	determining which recommendations of the External Auditors should be implemented; or

d)	reporting in a management role to those charged with governance of the Bank.

The services outlined in Appendix 2 are prohibited, as there is an overriding presumption that the results of the services would be subject to audit procedures during the audit of the consolidated financial statements. In certain rare circumstances, specific services, as outlined in the auditor independence rules, may be allowable if it is clearly shown that the results of these services will not be subject to audit procedures during the audit of the consolidated financial statements.

5.	Reporting to the Audit Committee

Each quarter, the Audit Committee designate shall provide the Audit Committee with a list of new services, including a description, to be performed by the External Auditors which were not included in the list of pre-approved services, but which have been specifically approved by the designate during the quarter.

Annually, the Audit Committee will review the nature of services provided by the Bank’s External Auditors, as well as a summary of all fees for:

a)	Audit services;

b)	Audit-related services;

c)	Taxation services (non-audit services); and

d)	Other non-audit services.

All out-of-pocket costs billed by the audit firm in connection with the above services are to be included in with the service to which it relates.

This review will be performed prior to the audit opinion being issued at year-end by the External Auditors. At that time, the External Auditors will provide the Audit Committee with a letter confirming their independence.

6.	External Disclosure

Annually, the Bank will disclose, as required by applicable regulations, the four previously mentioned categories of fees paid to the External Auditors, for the two most recent fiscal years.

In addition, a description of services provided (other than audit services) and disclosure of these Policies and Procedures will be made in the Bank’s periodic filings as required by applicable law.

7.	Effective Date and Previous Approvals

These Policies and Procedures, amended March 1, 2004, are effective for all new engagements with the External Auditors entered into on or after this date, and do not rescind any approvals given prior to the effective date.

8.	Annual Review

The Audit Committee shall approve these Policies and Procedures on an annual basis, or more frequently if required.

APPENDIX 1: PRE-APPROVED SERVICES THAT CAN BE PROVIDED
BY THE EXTERNAL AUDITORS

The Audit Committee pre-approves the engagement of the External Auditors to perform the services described below:

A)	Audit Services

•	Audits of the Bank’s consolidated financial statements, those of its subsidiaries, and temporary investments held by the Bank or its subsidiaries that would otherwise be consolidated, as well as tax services necessary for the audit;

•	Audits of acquired business’ financial statements as required under applicable securities legislation;

•	Reviews of the quarterly consolidated financial statements of the Bank and its subsidiaries;

•	Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the Securities and Exchange Commission (SEC) and Ontario Securities Commission (OSC)) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulation or statute;

•	Attestation services in relation to management reports on internal controls required by regulators;

•	Consultations with the Bank’s management as to the accounting or disclosure treatment of transactions or events reflected in the financial statements and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the Financial Accounting Standards Board (FASB) or Canadian Institute of Chartered Accountants (CICA)), or other regulatory or standard setting bodies on transactions reflected in the consolidated financial statements [Note: The Bank must perform its own analysis and come to its own conclusions regarding the accounting treatment of a transaction. The External Auditors may opine, review and comment on the Bank’s analysis, but may not prepare, structure or determine the accounting treatment for a transaction on the Bank’s behalf].

•	Review of work performed by Bank management or a third-party valuation specialist in determining the required amounts recorded in the financial statements.

B)	Audit-Related Services

•	Consultation as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of new accounting standards on proposed transactions that are not reflected in the consolidated financial statements [Note: The Bank must perform its own analysis and come to its own conclusions regarding the accounting treatment of a proposed transaction. The External Auditors may opine, review and comment on the Bank’s analysis, but may not prepare, structure or determine the accounting treatment for a transaction on the Bank’s behalf];

•	Presentations or training on accounting and financial reporting, taxation, auditing, securities or other regulatory matters;

•	Financial due diligence services in connection with potential acquisitions/dispositions, including (i) assistance with due diligence relating to financial accounting, generally accepted accounting principle differences, taxation, financial information systems, internal controls, compensation and benefits; (ii) assistance in analysis of historical operating results, cash flows and financial position;

•	The audit of the financial statements of the Bank’s various employee benefit plans;

•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Bank, other than that which is a part of the financial statement audit;

•	Evaluate and make recommendations on internal control matters related to management’s design and installation of a system or process, other than as part of the financial statement audit;

•	Special attest services not required by statute or regulation, but requested by clients or customers of the Bank.

C)	Taxation Services (non-audit services)

•	Tax compliance services including:

o	Preparation and/or assistance with the preparation of original and amended tax returns and related schedules, as long as the information does not form the basis of management’s determination of the tax provision;

o	Preparation and/or assistance with the preparation of employee tax returns under the Bank’s expatriate tax services program and senior executive management tax returns;

o	Assistance with the preparation and submission of special reports to government bodies regarding compliance with agreements, statements and regulations;

o	Assistance in filing for the recovery of taxes, including stamp duty;

o	Assistance in completing routine tax schedules and calculations, including FAPI and surplus calculations and reporting for foreign operations; and

o	Assistance in preparing investment tax credit claims (such as Scientific Research & Experimental Development claims) and amended tax returns.

Note: All tax treatment decisions must be the responsibility of management or the taxpayer.

•	Tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, commodity and sales taxes and customs duties including GST and VAT), including:

o	Advice and assistance for personal tax issues for senior executive management and the Bank’s employees under the expatriate tax services program;

o	Advice and assistance with respect to cross-border/transfer pricing issues;

o	Advice in relation to the Bank’s expatriate tax program, including advice on the impact of changes in local tax laws and consequences of changes in compensation programs or practices;

o	Assistance with questions regarding filings, assessments, proposed reassessments, tax audits and appeals (eg. tax services involving IRS examinations, tax appeals, ruling requests, etc. are permitted services);

o	Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

o	Assistance in interpreting and understanding the impact of domestic and foreign judicial tax decisions and the potential impact;

o	Assistance in understanding the tax implications of structured transactions, derivative products, financial instruments and other tax planning initiatives and the assessment of the associated potential risks;

o	Assistance and advice on routine planning and structuring matters, including the potential tax impact of acquiring or disposing of subsidiaries; of investing in or acquiring partnerships, trusts and various special purpose vehicles; of establishing, closing, or converting branch operations to subsidiaries; and assistance in the development and execution of other tax planning and reorganization steps relating to existing operations; and

o	Advice in relation to the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

D)	Other Non-Audit Services

(i)	Foreign language translation services. This includes the translation of the following:

•	The annual report, including the consolidated financial statements and management’s discussion and analysis;

•	Annual financial statement summaries published in foreign newspapers;

•	Interim consolidated financial statements, quarterly reports and press releases to shareholders;

•	Financial information included in the annual information form, prospectuses and other offering documents;

•	Newsletters and other press releases related to the payment of dividends; and

•	Translation services to the Bank so as to enable the auditor to issue letters to various securities regulators concerning the conformity of the translation of the English language version of various financial reports, including the consolidated financial statements and management’s discussion and analysis, as part of the Bank’s securities filings or under prospectus requirements.

(ii)	Business/corporate recovery services. This includes services where the External Auditors:

•	Act as the Bank’s privately appointed receivers or receivers and managers pursuant to the terms of a security instrument held by the Bank, provided that the service does not include activities where the External Auditors perform a management function on behalf of the Bank or provide prohibited expert services.

•	Conduct a business review or viability assessment of a debtor on behalf of the Bank pursuant to the terms of and engagement letter entered into with the Bank and agreed to by the debtor.

•	Act as monitor of the debtor under private appointment by the Bank.

(iii)	Appraisal or valuation services

•	Provide valuation reports or analyses for non-financial reporting purposes, including transfer pricing studies, compensation valuations, cost segregation studies or tax-only valuations;

(iv)	Actuarial services

•	Actuarial services for non-financial reporting purposes, including advice and assistance in understanding actuarial models, methods and assumptions.

(v)	Transaction services

•	Provide commercial due diligence services (other than financial due diligence services), including those in connection with market analyses, potential divestitures, acquisitions, lending or financing transactions. Such services include reviews of: (a) trading patterns; (b) financial projections, markets and products; (c) customer base, competitive positions; and (d) asset management and cash flows;

•	Perform sensitivity and risk analyses for a target of the Bank, a proposed debtor of the Bank, or a subsidiary of the Bank, where the assumptions are formulated by management of the Bank or its subsidiaries or third-party experts;

•	Provide a review of prospective financial information prepared by management of the Bank, a target, a debtor or third-party experts; and

•	Provide advisory services in connection with post acquisition integration, provided the services are unrelated to the Bank’s financial statements or accounting records.

(vi)	Information and training

Subscription or licensing fees for publications / electronic information services offered by the External Auditors such as technical research databases, notification services, including the licensing of the following: PwC’s Comperio, Tax News Network, OSFI-54, P&C-1, eMaxiMin, and TeamMate. [Note: Software packages developed and purchased from the External Auditors for preparation of tax returns and related schedules cannot be used to generate some or all of the information needed to prepare the tax accrual and disclosures related to income taxes that would appear in the Bank’s financial statements.]

(vii)	Industry salary surveys

(viii)	Operational advisory and risk management services

•	Review, advice, and assistance with respect to operational risks, including enterprise risk management reviews and advice;

•	Review, advice, and assistance with respect to the documentation, analysis, and improvement of operational business processes;

•	Review, advice, and assistance with respect to managing the risks associated with determining and implementing the sourcing of business and technology services (e.g. in-sourcing, out-sourcing, co-sourcing, shared services, and public-private partnerships);

•	Review and advice with respect to resolving reconciliation problems in financial information, information systems, and related processes.

(ix)	Regulatory and compliance services

•	Review, advice, and assistance with respect to regulatory risks and compliance with specific legislation or regulations, including privacy legislation and related regulations.

•	Anti-money laundering policy reviews;

•	Anti-money laundering training;

•	Anti-money laundering compliance studies.

APPENDIX 2: PROHIBITED SERVICES THAT CANNOT BE PROVIDED

BY THE EXTERNAL AUDITORS

The following services are prohibited and cannot be provided by the External Auditors:

•	Bookkeeping or other services related to the accounting records or financial statements. Examples of prohibited bookkeeping services include:

—	maintaining or preparing accounting records;

—	preparing financial statements that are filed with the SEC/OSC; or the information that forms the basis of financial statements filed with the SEC/OSC, including statutory financial statements, if those statements form the basis of the financial statements to be filed with the SEC/OSC;

—	preparing or originating source data underlying financial statements that are filed with the SEC/OSC; and

—	preparing or determining the accounting treatment required for a proposed or existing transaction.

•	Financial information systems design and implementation or operation services. Prohibited services include:

—	directly or indirectly operating, or supervising the operation of, the Bank’s information systems or managing the Bank’s local area network; or

—	designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to the financial statements or other financial information systems taken as a whole. Information would be “significant” if it is reasonably likely to be material to the financial statements.

•	Appraisal or valuation services for financial reporting purposes, fairness opinions, or contribution-in kind reports.

•	Actuarial services used for financial reporting purposes (e.g., the valuation of pension or other benefit plans), and pension fund administration services.

•	Internal audit outsourcing services.

•	Management functions (as detailed on Page 3) and human resource functions including, but not limited to, benefit plan administration and any matter related to executive or employee searches.

•	Broker-dealer, investment adviser, or investment banking services.

•	Legal services.

•	Certain expert services unrelated to the audit (providing expert opinions or other expert services to the Bank, or the Bank’s legal representative(s)) in which the purpose is advocating the Bank’s interests in litigation, regulatory, or administrative investigations or proceedings, including representing the Bank before a tax court, district court or federal court of claim. However, tax services involving tax authority (e.g., Canada Revenue Agency, and Internal Revenue Service) examinations, tax appeals, ruling requests, etc. are permitted.

•	While services related to advocacy are not permitted, there are circumstances when fraud and forensic engagements are permitted. These will be considered by the Audit Committee on an engagement-by-engagement basis.